This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares ( as defined below). The Offer is made solely by the Offer to Purchase dated May 4, 1998, and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will any tender of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares therein would not be in compliance with the laws of such jurisdiction. However, the Company may, in its discretion, take such action as it may deem necessary for the Company to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Company by Morgan Stanley & Co. Incorporated, the Dealer Manager for the Offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                                      by
                          U.S. Office Products Company
                     37,037,037 Shares of its Common Stock
                                      at
                                $27 Per Share

U.S. Office Products Company, a Delaware corporation (the "Company"), is offering to purchase 37,037,037 shares of its common stock, par value $.001 per share, at a price of $27 per Share. The number of Shares to be purchased by the Company includes Shares that may be tendered upon exercise of stock options with an exercise price of less than $27 per Share granted under the Company's stock option plans ("Option Shares"). The Company will purchase Option Shares for a price of $27 per Share minus the exercise price of the option. Unless otherwise noted, the term "Shares" includes Option Shares. The Company's offer is subject to the terms and conditions set forth in the Offer to Purchase dated May 4, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). If, prior to the Expiration Date, more than 37,037,037 Shares (or such other number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares on a pro rata basis from stockholders and option holders whose Shares are properly tendered and not withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday,
June 1, 1998, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, will expire. Capitalized terms used herein without definition have the meaning given to them in the Offer to Purchase.

The Offer is conditioned upon a minimum of 37,037,037 Shares being tendered and not withdrawn, and on certain other conditions, including receipt of financing on acceptable terms and satisfaction of all conditions to the consummation of distributions by the Company to its stockholders of all of the common stock of four of its subsidiaries and all conditions to an equity investment in the Company by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. (in each case, other than in respect of the Offer). See Section 5 in the Offer to Purchase for a description of these conditions.

-------------------------------------------------------------------------------
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 1, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

Neither the Company nor its Board of Directors makes any recommendation to holders as to whether to tender or refrain from tendering Shares. Holders must make their own decisions whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that its directors and executive officers, except for the Chief Executive Officer, Thomas Morgan, intend to tender Shares in the Offer.

The Offer is part of the Company's Strategic Restructuring Plan adopted by the Board of Directors of the Company, which is described in detail in Annex
A to the Offer to Purchase. The primary purpose of the Offer is to provide to stockholders an opportunity to receive cash for a portion of their investment in the Company at a premium to recent market prices, without the ususal transaction costs associated with a market sale. Further, the purchase of Option Shares will reduce the potential additional dilution to stockholders of the Company and of the companies being distributed that would otherwise result from the adjustments that are expected to be made to the terms of the Company's outstanding options as a result of the distributions. The purchase of Option Shares will also permit employees to participate in the Offer without having to exercise their options in advance of tendering. Stockholders should note that those Shares purchased in the Offer will not receive shares of the four companies that the Company is distributing as part of its Strategic Restructuring Plan.

Shares tendered in the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, June 1, 1998 and, unless theretofore accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Tuesday, June 30, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary, First Chicago Trust Company of New York, at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name and social security number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 2 of the Offer to Purchase) except in the case of Shares tendered by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in
Section 2 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility (as defined therein) to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice. Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered by the Expiration Date by again following any of the procedures described in Section 2 of the Offer to Purchase and the Special Instructions for holders of certain Shares. The withdrawal rights described in this paragraph apply to all holders of Shares including holders who tender Pledged Shares, ESPP
Shares and Option Shares, each as defined below. However, holders of such Shares should refer to the Special Instructions for such holders included with the Offer to Purchase for details on how they can exercise their withdrawal rights.

The Offer to Purchase, the Letter of Transmittal and the Special Instructions for holders of certain types of Shares contain important information that should be read before any decision is made with respect to the Offer. These documents are being mailed to record holders of Shares and option holders, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Company has made separate arrangements for holders to tender Option Shares, Shares that are pledged to the Company to secure potential future obligations in connection with the sale of a business to the Company ("Pledged Shares"), and Shares that were acquired through the Company's Employee Stock Purchase Plan ("ESPP Shares"). These arrangements are explained in the Offer to Purchase and Special Instructions being distributed. Holders should be careful to follow the directions that apply to their Shares or Option Shares as set forth in Section 2 of the Offer to Purchase and in the Special Instructions.

The Offer to Purchase constitutes part of an Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission by the Company pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto and incorporated herein by reference.

Any questions or requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, or Morgan Stanley & Co. Incorporated, the Dealer Manager, at their addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or the Special Instructions for holders of Pledged Shares, ESPP Shares and Option Shares may be obtained from the Information Agent and will be furnished promptly at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                               156 Fifth Avenue
                           New York, New York 10010
                         Call Collect (212) 929-5500
                                     or
                        Call Toll-Free (800) 322-2885

                     The Dealer Manager for the Offer is:
                          MORGAN STANLEY DEAN WITTER
                      Morgan Stanley & Co. Incorporated
                                1585 Broadway
                          New York, New York 10036
                         Call Collect (212) 761-5722
                                     or
                  Call Toll-Free (800) 223-2440 ext. 5722

                                 May 4, 1998